UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

USD 25,000,000 Callable Step-Up Fixed Rate Impact Notes due October 15, 2025

under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: October 19, 2020

The following information regarding an issue of USD 25,000,000 Callable Step-Up Fixed Rate Impact Notes due October 15, 2025 (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 7, 2020 (the “Information Statement”), the Prospectus dated June 3, 2008 (the “Prospectus”) as supplemented by the Corporation’s Impact Notes Prospectus Supplement dated March 4, 2014 (“Prospectus Supplement”), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the “Program Agreement”), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, (“Citibank”) dated as of June 3, 2008 (the “Global Agency Agreement”), the Master Terms Agreement dated March 4, 2014 (the “Terms Agreement”) and the Final Terms dated October 15, 2020 (the “Final Terms”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1.	Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. USD 25,000,000 Callable Step-Up Fixed Rate Impact Notes due October 15, 2025

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b)

Interest Rate/Interest Payment Date. Payable semi-annually in arrears on April 15 and October 15 in each year, commencing July 15, 2020 and ending on and including the Maturity Date, not adjusted, at the rates given below:

0.250% beginning October 19, 2020;

0.375% beginning April 15, 2023;

0.500% beginning April 15, 2024;

1.000% beginning October 15, 2024;

1.750% beginning April 15, 2025. See Annex A to Final Terms Item 15

(c)	Maturity Date. October 15, 2025

(d)	Redemption Provisions/Amortization Provisions. The Notes are redeemable prior to maturity. See Annex A to Final Terms, Item 20.

(e)	Kind and Priority of Liens. Not applicable.

(f)

Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2.	Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47 the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 99.6500 per cent. of the aggregate nominal amount of the Notes. See Annex A to the Final Terms Item 5.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3.	Distribution Spread See Final Terms, “Distribution”.

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers See Item 2(a) above.

Item 5.	Other Expenses of Distribution Not applicable.

Item 6.	Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7.	Exhibits

A.	Information Statement (October 7, 2020);[1]
B.	Prospectus (June 3, 2008);[2]
C.	Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]
D.	Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation[3];
E.	Global Agency Agreement (dated as of June 3, 2008);[2]
F.	Impact Notes Prospectus Supplement (March 4, 2013)[4]
G.	Final Terms (October 15, 2020); and
H.	Master Terms Agreement (March 4, 2014)[5]

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 7, 2020.
[2]	Filed on September 17, 2008.
[3]	Filed July 10, 2014
[4]	Filed on March 21, 2014
[5]	Filed on March 21, 2014

Exhibit G

FINAL TERMS dated October 15, 2020

INTERNATIONAL FINANCE CORPORATION

IMPACT NOTES - SOCIAL BOND

$25,000,000

Callable Step-Up Fixed Rate Impact Notes due 10/15/25

This Final Terms (this “Final Terms”) is issued to provide information with respect to the proposed issuance of IFC’s Callable Step-Up Fixed Rate Impact Notes due October 15, 2025, which are referred to collectively as the “Notes.” Prospective investors should read this Final Terms together with IFC’s Prospectus dated June 3, 2008 (the “Prospectus”), as supplemented by IFC’s Impact Notes Prospectus Supplement dated March 4, 2014 (the “Impact Notes Supplement”), for a description of the specific terms and conditions of the Notes.

Issuer:	International Finance Corporation, which is referred to as “IFC”

Dealer:	Incapital LLC

Aggregate Nominal Amount:	$25,000,000

Nominal Amount per Note:	Each Note will have a nominal amount of $1,000.

Price to the Public:	Expected to be 100% of the nominal amount for each Note.

Minimum Investment:	$1,000 x $1,000

Maturity Date:	October 15, 2025

Interest:	0.250% beginning October 19, 2020, 0.375% beginning April 15, 2023, 0.500% beginning April 15, 2024, 1.000% beginning October 15, 2024, 1.750% beginning April 15, 2025

Day Count Fraction:	30/360. Interest on the Notes will accrue on the basis of a 360-day year of twelve 30-day months.

Interest Payment Dates:	Each Apr 15th and Oct 15th each year from and including 04/15/2021 to and including the Maturity Date, (or the Optional Redemption Date, if applicable).

Payment at Maturity:	On the Maturity Date, you will receive the nominal amount of your Notes plus any accrued and unpaid interest.

Call Option:	The Notes will be redeemable at the option of IFC, in whole only, on any Interest Payment Date commencing on and including the Interest Payment Date on October 15, 2022, upon written notice to the holder of Global Registered Certificate of a minimum of ten (10) Business Days, at 100% of the nominal amount plus any accrued and unpaid interest (such date, the “Optional Redemption Date”).

Survivor’s Option:	The Notes permit, in limited circumstances and subject to the satisfaction of certain conditions, the optional repayment of the Notes prior to maturity at the request of an authorized representative of the beneficial owner of the Notes, following the death of the beneficial owner of the Notes.

Payments on Non-Business Days:	If any date for payment in respect of the Notes is not a Business Day, such payment will be made on the next following Business Day, without adjustment to the calculation of the amount payable on such date.

Trade Date:	Expected to be 10/13/20

Issue Date:	Expected to be the fourth Business Day after the Trade Date.

CUSIP/ISIN:	45950VPD2 / US45950VPD28

No Listing:	The Notes will not be listed or displayed on any securities exchange.

Other Provisions:	Business Day means Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorized or obligated by law, regulation or executive order to close.

Use of Proceeds:	The net proceeds of the issuances of IFC’s Social Bonds (the “Bonds”), which may be converted into US Dollars, will be allocated within IFC’s Treasury to a designated sub-portfolio that will be invested in accordance with IFC’s liquid asset management investment guidelines. So long as the Bonds are outstanding, the balance of the sub-portfolio will be reduced by amounts matching disbursements made by IFC respect of select “Eligible Projects” from IFC’s loan portfolio which may include projects that benefit women-owned enterprises (“Banking on Women Eligible Projects”), inclusive business projects (“Inclusive Business Eligible Projects”) and projects that meet the criteria stipulated in the Social Bond Principles as published by the International Capital Markets Association (“Social Bond Principles

Projects”). Eligible Projects will be selected from all projects funded, in whole or in part, by IFC. IFC reserves the right to lend directly or indirectly. Eligible projects may include investments which meet the following criteria:

I.   “Social Bond Principles Eligible Projects” are those that aim to achieve positive social outcomes especially but not exclusively for a target population. Social Project categories as indicated within the Social Bond Principles include, but are not limited to, providing and/or promoting:

a.   Affordable basic infrastructure (e.g. clean drinking water, sewers, sanitation, transport, energy)

b.  Access to essential services (e.g. health, education and vocational training, healthcare, financing and financial services)

c.   Affordable housing

d.  Employment generation and programs designed to prevent and/or alleviate unemployment stemming from socioeconomic crisis, including through the potential effect of SME financing and microfinance

e.   Food security and sustainable food systems (e.g. physical, social, and economic access to safe, nutritious, and sufficient food that meets dietary needs and requirements; resilient agricultural practices; reduction of food loss and waste; and improved productivity of small-scale producers)

f.   Socioeconomic advancement and empowerment (e.g. equitable access to and control over assets, services, resources, and opportunities; equitable participation and integration into the market and society, including reduction of income inequality)

II. “Banking on Women Eligible Projects” generally involve IFC lending to financial intermediaries with the requirement that the proceeds of IFC’s loans be on-lent to women-owned enterprises. However, IFC reserves the right to lend in support of such enterprises either directly or indirectly. For this purpose, a women-owned enterprise is a business that is at least 51% owned by a woman or women, or a business in which a woman or women hold at least 20% of the ownership interests and have at least 1 of the senior executive roles (e.g. Chief Executive Officer, Chief Operation Officer, President, Vice-President), and women hold at least 30% of seats on the board of directors where a board exists.

III.  “Inclusive Business Eligible Projects” include projects that incorporate people at the “Base of the Economic Pyramid” or “BOP” (defined as people who earn less than the equivalent of $8 per day in purchasing power parity terms or who do not have access to basic goods and services) into a company’s value chain as suppliers, distributors, or customers as part of such company’s core business in a commercially viable and scalable way, (as determined pursuant to an internal IFC validation process). Examples of such projects are as follows:

a.   Investments in companies that source directly from smallholder farmers

b.  Investments in utilities (e.g. electricity, gas, water) that provide low-income households with better access to services

c.   Investments in companies that provide health services, education services or housing to low-income populations in more affordable ways

d.  Investments in companies that provide goods and services to low-income populations

e.   Investments in companies that provide access to telecommunication and payment platforms in markets that include the low-income segment

The examples of projects described above as eligible for funding under the IFC Social Bond Program are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristics will be made by IFC during the term of the Bonds.

Payments of interest and principal in respect of IFC Social Bonds are strictly based on the credit quality of IFC and are not directly affected by the result of the underlying investments IFC makes consistent with the eligibility criteria outlined above.

See www.ifc.org/socialbonds for more information about the IFC Social Bond Program.

For a detailed description of the terms of the Notes, see Annex A to this Final Terms. Defined terms used in this cover page are defined in this Final Terms or in the accompanying Prospectus as supplemented by the accompanying Impact Notes Supplement.

Investing in the Notes involves risks. See “Risk Factors” beginning on page S-4 of the accompanying Impact Notes Supplement and “Risk Factors” beginning on page 15 of the accompanying Prospectus.

	Per Note		Total
Public Offering Price	$1,000.00	(1)	$25,000,000.00	(1)
Underwriting Discount And Commission	$3.50	) (2)	$87,500.00	) (2)
Proceeds To IFC	$996.50		$24,912,500.00

(1)

Investment advisers, either registered under the Investment Advisers Act of 1940 or exempt therefrom, purchasing Notes for the account of their advisory clients may be offered Notes at a discount to the public offering price.

(2)

In addition to the underwriting discount, the price to the public specified above may include structuring and development costs. See “Risk Factors” in the accompanying Impact Notes Supplement for information regarding IFC’s hedging of the obligations that arise under the Notes.

THE NOTES ARE NOT REQUIRED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ACCORDINGLY, NO REGISTRATION STATEMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”).

Neither the Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this Final Terms or the accompanying Prospectus or Impact Notes Supplement. Any representation to the contrary is a criminal offense.

Incapital LLC expects that IFC will enter into the Final Terms on or about the trade date.

Incapital LLC

ABOUT THIS FINAL TERMS

This Final Terms provides details of the issuance of the Callable Step-Up Fixed Rate Impact Notes due October 15, 2025 (which are referred to as the “Notes”) by IFC pursuant to the Impact Notes Program under IFC Global Medium-Term Note Program.

This Final Terms supplements the terms and conditions in, and incorporates by reference, the accompanying Prospectus dated June 3, 2008 (the “Prospectus”), as supplemented by the accompanying Impact Notes Prospectus Supplement dated March 4, 2014 (the “Impact Notes Supplement”), and all documents incorporated by reference in the Prospectus, and should be read in conjunction with the Prospectus, the Impact Notes Supplement and such incorporated documents. Unless otherwise defined in this Final Terms, terms used herein have the same meaning as in the Prospectus.

This Final Terms does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Final Terms in any jurisdiction where such action is required.

THE NOTES ARE NOT REQUIRED TO BE AND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. THE DISTRIBUTION OF THIS FINAL TERMS AND THE PROSPECTUS AND THE IMPACT NOTES SUPPLEMENT AND THE OFFERING OR SALE OF THE NOTES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS FINAL TERMS AND THE PROSPECTUS AND THE IMPACT NOTES SUPPLEMENT COMES ARE REQUIRED BY IFC AND INCAPITAL LLC TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS. FOR A DESCRIPTION OF CERTAIN RESTRICTIONS ON OFFERS AND SALES OF NOTES AND ON DISTRIBUTION OF THIS FINAL TERMS, THE PROSPECTUS AND THE IMPACT NOTES SUPPLEMENT, SEE “PLAN OF DISTRIBUTION” IN THE PROSPECTUS.

THE NOTES ARE NOT OBLIGATIONS OF INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

AN INVESTMENT IN THE NOTES ENTAILS CERTAIN RISKS. INVESTORS SHOULD HAVE SUFFICIENT KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS TO EVALUATE THE MERITS AND RISKS OF INVESTING IN THIS ISSUE OF NOTES, AS WELL AS ACCESS TO, AND KNOWLEDGE OF, APPROPRIATE ANALYTICAL TOOLS TO EVALUATE SUCH MERITS AND RISKS IN THE CONTEXT OF THEIR FINANCIAL SITUATION. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THE INFORMATION SET FORTH HEREIN, INCLUDING WITHOUT LIMITATION, THE INFORMATION SET FORTH UNDER THE CAPTIONS “RISK FACTORS” BEGINNING ON PAGE S-4 OF THE ACCOMPANYING IMPACT NOTES SUPPLEMENT AND PAGE 15 OF THE ACCOMPANYING PROSPECTUS.

IFC is subject to certain information requirements of Regulation IFC, promulgated by the U.S. Securities and Exchange Commission (the “Commission”) under the International Finance Corporation Act of 1955, as amended, and in accordance therewith files its regular unaudited quarterly and audited annual financial statements, its annual report and other information with the Commission. You may get these documents and other documents IFC has filed for free on the IFC website at: http://www.ifc.org/wps/wcm/connect/Topics_Ext_Content/IFC_External_Corporate_Site/IFC+Finance/Investor+Information.

You may also access the Prospectus and the Impact Notes Supplement through the following link to IFC’s website: http://www.ifc.org

The link to IFC’s website is provided only for the purpose of accessing these documents. IFC’s website is NOT incorporated by reference.

Alternatively, to obtain copies of the Prospectus, the Impact Notes Supplement, and the completed Final Terms, contact your financial professional.

Annex A to the Final Terms dated October 15, 2020

International Finance Corporation

Issue of

U.S. $25,000,000 Callable Step-Up Fixed Rate Impact Notes due 10/15/25

under its

Global Medium-Term Note Program

PART A - CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of the Final Terms and the Prospectus as supplemented by the Impact Notes Prospectus Supplement dated March 4, 2014. The Prospectus and the Impact Notes Prospectus Supplement may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, NW, Washington D.C. 20433 and are available for viewing at the website of the Corporation (http://www.ifc.org).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1. Issuer:	International Finance Corporation

2. (i) Series Number:	75

(ii) Tranche Number:	1

3. Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“$”)

4. Aggregate Nominal Amount:

(i) Series:	U.S. $25,000,000

(ii) Tranche:	U.S. $25,000,000

5. Issue Price:	99.6500 per cent. of the Aggregate Nominal Amount

Investment advisers, either registered under the Investment Advisers Act of 1940 or exempt therefrom, purchasing Notes for the account of their advisory clients may be offered Notes at a discount to the Issue Price.

6. (i) Specified Denominations:	U.S. $1,000 and integral multiples thereof

(ii) Calculation Amount:	U.S. $1,000

7. Issue Date:	10/19/2020

8. Maturity Date:	10/15/2025

9. Interest Basis:	0.250% - 1.750% Step-Up Fixed Rate (further particulars specified below)

10. Redemption/Payment Basis:	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not applicable

12. Put/Call Options:	Corporation Call / Survivor’s Option

(further particulars specified below)

13. Status of the Notes:	Senior

14. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Applicable

(i) Rate(s) of Interest:	0.250% beginning October 19, 2020, 0.375% beginning April 15, 2023, 0.500% beginning April 15, 2024, 1.000% beginning October 15, 2024, 1.750% beginning April 15, 2025

(ii) Interest Payment Date(s):	Apr 15th and Oct 15th in each year, commencing 04/15/2021 to and including the Maturity Date, not adjusted

(iii) Fixed Coupon Amount:	$1.22 per Calculation Amount payable on 4/15/2021

$1.25 per Calculation Amount payable on 10/15/2021, 4/15/2022, 10/15/2022 and 4/15/2023

$1.88 per Calculation Amount payable on 10/15/2023 and 4/15/2024

$2.50 per Calculation Amount payable on 10/15/2024

$5.00 per Calculation Amount payable on 4/15/2025

$8.75 per Calculation Amount payable on 10/15/2025

(iv) Broken Amount:	Not Applicable

(v) Day Count Fraction:	30/360

(vi) Determination Dates:	Not Applicable

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

16. Floating Rate Note Provisions:	Not Applicable

17. Zero Coupon Note Provisions:	Not Applicable

18. Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable

19. Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option I:	Applicable

(i) Optional Redemption Date(s):	Each April 15th and October 15th, commencing with the Interest Payment Date on October 15, 2022 to and including April 15, 2025 [NOTE: if optional redemption dates correspond to interest payment dates, the last optional redemption date should be the last interest payment date prior to the Maturity Date]

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	U.S. $1,000 per Note of Specified Denomination

(iii) If redeemable in part:	Not Applicable

(a) Minimum Redemption Amount:	Not Applicable

(b) Maximum Redemption Amount:	Not Applicable

(iv) Notice period:	Ten (10) London and New York Business Days prior to the relevant

Optional Redemption Date

“London and New York Business Day” means a day (other than a Saturday or a Sunday) on which the banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and in New York.

Call Option II (Automatic):	Not Applicable

21. Put Option:	The terms of Survivor’s Option are set forth in Appendix I hereto

22. Final Redemption Amount of each Note:	$1,000 per Calculation Amount

23. Early Redemption Amount:	$1,000 per Calculation Amount

Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes:	Registered Notes:

DTC Global Registered Certificate available on Issue Date

25. New Global Note (NGN):	No

26. Financial Centre(s) or other special provisions relating to payment dates:	New York and London

27. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

28. Details relating to Partly Paid Notes:	Not Applicable

amount of each payment comprising the Issuer Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment]:

29. Details relating to installment Notes:	Not Applicable

amount of each installment, date on which each payment is to be made

30. Redemption, renominalization and reconventioning provisions:	Not Applicable

31. Consolidation provisions:	Not Applicable

32. Additional terms:

(i) Governing law:	New York

DISTRIBUTION

33. (i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

(ii) Date of Terms Agreement:	Master Terms Agreement, dated March 4, 2014

(iii) Stabilizing Manager(s) (if any):	Not Applicable

34. If non-syndicated, name of Dealer:	Incapital LLC

35. Total commission and concession (paid by Incapital to its Selling Agents):	0.1500% of the Aggregate Nominal Amount

36. Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained within this Final Terms.

Signed on behalf of the Corporation:

By:	/s/ Tom Ceusters
Tom Ceusters
Duly authorized

PART B - OTHER INFORMATION

LISTING

(i) Listing:	None

(ii) Admission to trading:	Not Applicable

RATINGS

Ratings:	The Notes to be issued have been rated:

S & P: AAA

Moody’s: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Same as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow	No

Eurosystem eligibility:

ISIN Code:	US45950VPD28

Common Code:	224354444

CUSIP:	45950VPD2

CINS:	Not Applicable

Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable

Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

APPENDIX I to the Final Terms

SURVIVOR’S OPTION

The authorized representative of a deceased beneficial owner of the Notes or a beneficial interest in the Notes shall have the option to elect repayment of such Notes or interest therein following the death of such beneficial owner (a “Survivor’s Option”). No Survivor’s Option may be exercised until at least twelve months following the Issue Date of the Notes. No Survivor’s Option may be exercised on behalf of a person who has beneficially owned the Notes continuously for less than six months.

Upon exercise of the Survivor’s Option, the Corporation shall repay any Note (or portion thereof) properly tendered for repayment by or on behalf of the person (the “Survivor Representative”) that has authority to act on behalf of the deceased beneficial owner of a Note (including, without limitation, the personal representative or executor of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner) under the laws of the appropriate jurisdiction at a price equal to 100% of the nominal amount of the beneficial interest of the deceased owner in such Note plus accrued interest to, but excluding, the date of such repayment, subject to the following limitations:

a) The Corporation may, in its sole discretion, limit the aggregate nominal amount of “Impact Notes” as to which exercises of the Survivor’s Option shall be accepted in any calendar year (the “Annual Aggregate Survivor’s Option Limitation”) to an amount equal to the greater of (a) 1% of the outstanding aggregate nominal amount of “Impact Notes” as of December 31 of the previous year or (b) U.S. $1,000,000, or such greater amount as the Corporation in its sole discretion may determine for any calendar year, and may limit to U.S. $250,000, or such greater amount as the Corporation in its sole discretion may determine for any calendar year, the aggregate nominal amount of Notes (or portions thereof) as to which exercise of the Survivor’s Option will be accepted with respect to any individual deceased owner or beneficial interests in such Notes (the “Individual Survivor’s Option Limitation”).

b) The Corporation shall not permit the exercise of the Survivor’s Option in amounts that are less than U.S. $1,000, or such other minimum Specified Denomination specified herein, or that would result in a Note remaining outstanding after repayment of less than U.S. $1,000, or such other minimum Specified Denomination specified herein.

c) Any Note (or portion thereof) tendered pursuant to a valid exercise of the Survivor’s Option may not be withdrawn and such Note (or portion thereof) may not be transferred prior to repayment.

Each Note (or portion thereof) that is tendered pursuant to valid exercise of the Survivor’s Option shall be accepted promptly in the order all such Notes are tendered, except for any Note (or portion thereof) the acceptance of which would contravene any of the limitations described above, if applied, with respect to the relevant individual deceased owner of beneficial interests therein. If, as of the end of any calendar year, the aggregate nominal amount of Notes (or portions thereof) that have been accepted pursuant to exercise of the Survivor’s Option during such year has not exceeded the Annual Aggregate Survivor’s Option Limitation for that year, any exercise(s) of the Survivor’s Option with respect to Notes (or portions thereof) not accepted during such calendar year because such acceptance would have contravened the Individual Survivor’s Option Limitation, if applied, shall be deemed to be tendered and accepted in the order all such Notes (or portions thereof) were tendered to the extent that any such acceptance would not trigger the Annual Aggregate Survivor’s Option Limitation for such calendar year. Normally, any Note (or portion thereof) accepted for repayment pursuant to exercise of the Survivor’s Option shall be repaid quarterly, no later than first January 15, April 15, July 15 or October 15 that occurs at least 20 calendar days after the date of such acceptance. In the event that a Note (or any portion thereof) tendered for repayment pursuant to valid exercise of the Survivor’s Option is not accepted, the Corporation (or the Global Agent on its behalf) shall deliver a notice by first-class mail to the registered holder thereof at its last known address as indicated in the Register, that states the reason such Note (or portion thereof) has not been accepted for repayment.

In order for a Survivor’s Option to be validly exercised with respect to any Note (or portion thereof), the Corporation must receive from the Survivor Representative of the deceased beneficial owner (i) a written request for repayment signed by the Survivor Representative, and such signature must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. (FINRA) or a commercial bank or trust company having an office or correspondent in the United States, (ii) tender of a Note (or portion thereof) to be repaid, (iii) appropriate evidence satisfactory to the Corporation (A) that the deceased owner was a beneficial owner of the Note at the time of death, (B) that the death of such beneficial owner has occurred, (C) as to the date of death of the beneficial owner and (D) that the Survivor Representative has authority to act on behalf of the deceased beneficial owner, (iv) if applicable, a properly executed assignment or endorsement, (v) if the beneficial interest in such Note is held by a nominee of the deceased beneficial owner, a certificate satisfactory to the Corporation from such nominee attesting to the deceased’s beneficial ownership interest in such

Note, (vi) tax waivers and such other instruments or documents that the Corporation reasonably requires in order to establish the validity of the beneficial ownership of the Note and the claimant’s entitlement to repayment and (vii) any additional information the Corporation reasonably requires to evidence satisfaction of any conditions to the exercise of the Survivor’s Option or to document beneficial ownership interest in, or authority to make the election and to cause the repayment of the Note (or portion thereof). Subject to the Corporation’s right hereunder to limit the aggregate nominal amount of Notes as to which exercises of the Survivor’s Option shall be accepted in any one calendar year, all questions as to the eligibility or validity of any exercise of the Survivor’s Option will be determined by the Corporation, in its sole discretion, which determination shall be final and binding on all parties. The Survivor Representative’s notice of election to exercise shall be in such form as shall be reasonably acceptable to the Corporation.

The death of a person holding a beneficial ownership interest in a Note in joint tenancy or tenancy by the entirety with another or others shall be deemed the death of the beneficial owner of the Note for purposes of the Survivor’s Option, and the entire nominal amount of the Note so held shall be subject to repayment. The death of a person holding a beneficial ownership interest in a Note by tenancy in common shall be deemed the death of a beneficial owner of a Note only with respect to the deceased beneficial owner’s interest in the Note so held by tenancy in common; except that in the event a Note is held by husband and wife as tenants in common, the death of either shall be deemed the death of the beneficial owner of the Note for purposes of the Survivor’s Option, and the entire nominal amount of the Note so held shall be subject to repayment. The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interest in a Note shall be deemed the death of the beneficial owner thereof for purposes of the Survivor’s Option, regardless of whether that beneficial owner was the registered holder, if entitlement to those interests can be established to the satisfaction of the Corporation. A beneficial ownership interest shall be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife and custodial and trust arrangements where one person has all of the beneficial ownership interests in the Note during his or her lifetime.

With respect to Notes represented by a Global Registered Certificate, DTC or its nominee is treated as the holder of such Note and therefore shall be the only entity that can exercise the Survivor’s Option for such Notes. To obtain repayment pursuant to exercise of the Survivor’s Option with respect to such a Note, the Survivor Representative must provide to the broker or other entity through which the beneficial interest in such Note is held by the deceased beneficial owner (i) the documents described in the second preceding paragraph and (ii) a written instruction to such broker or other entity to notify DTC of such Survivor Representative’s desire to obtain repayment pursuant to exercise of the Survivor’s Option. Such broker or other entity shall provide to the Corporation (i) the documents received from the Survivor Representative referred to in clause (i) of the preceding sentence and (ii) evidence satisfactory to the Corporation from such broker or other entity stating that it represents the deceased beneficial owner. Such broker or other entity shall be responsible for disbursing payments it receives from the Global Agent pursuant to exercise of the Survivor’s Option to the appropriate Survivor Representative.